FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | December 31, 2001   |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1. Name and Address of Reporting Person
   Pollack, Lester
   Thirty Rockefeller Plaza, Suite 5050
   New York, NY  10020

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2. Issuer Name and Ticker or Trading Symbol
   U.S. Bancorp (NYSE:USB)

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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4. Statement for Month/Year
   10/99

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of reporting person to Issuer (Check all applicable)
 (  ) DIRECTOR
 (  ) 10% OWNER
 (  ) OFFICER (GIVE TITLE BELOW)
 (XX) OTHER (SPECIFY TITLE BELOW)
      Observer to Board of Directors

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7. Individual, or Joint/Group Filing (Check all applicable)
   (XX) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security (Instr. 3)
   No securities owned*
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2. Transaction Date (Month/Day/Year)

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3. Transaction Code (Instr. 8)

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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7. Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
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1. Title of Derivative Security (Instr. 3)

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2. Conversion or Exercise Price of Derivative Security

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3. Transaction Date (Month/Day/Year)

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4. Transaction Code (Instr. 8)

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5. Number of Derivative Securities Acquired (A) or Disposed of (D)
        (Instr. 3, 4, and 5)

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6. Date Exercisable and Expiration Date (Month/Day/Year)

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7. Title and Amount of Underlying Securities (Instr. 3 and 4)

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8. Price of Derivative Securities (Instr. 5)

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9. Number of Derivative Securities Beneficially Owned at End of Month
        (Instr. 4)

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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
        (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:


          /s/ Lester Pollack                        November 5, 1999
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 **  SIGNATURE OF REPORTING PERSON                     DATE

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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).


     * Corporate Advisors, L.P. ("Corporate Advisors"), of which Mr. Pollack is senior managing director, is the general partner of each of Corporate Partners, L.P. ("Corporate Partners") and Corporate Offshore Partners, L.P. ("Offshore"; together with Corporate Partners, the "Partnerships"). After giving effect to the transactions described below, Corporate Partners is the record owner of 5,955,045 shares of common stock, par value $1.25 per share (the "Common Stock"), of U.S. Bancorp (the "Company"). After giving effect to the transactions described below, Offshore is the record owner of 433,021 shares of Common Stock. LFCP Corp. is the general partner of Corporate Advisors and a wholly owned subsidiary of Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"). Mr. Pollack is Chairman, Treasurer and a director of LFCP Corp. and serves as an observer to the Board of Directors of the Company.

     Corporate Advisors acts as an investment manager for the State Board of Administration of Florida ("State Board") pursuant to an investment management agreement between the State Board and Corporate Advisors, dated as of June 17, 1988 (the "Investment Management Agreement"), with respect to account assets held in a certain custody account of the State Board. After giving effect to the transactions described below, the State Board is the record owner of 631,934 shares of Common Stock pursuant to the Investment Management Agreement.

     Pursuant to the partnership agreements of the Partnerships, Corporate Advisors, as general partner of the Partnerships, has sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned by the Partnerships. Pursuant to the Investment Management Agreement, Corporate Advisors has the sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned on behalf of the State Board pursuant to the Investment Management Agreement.

     Mr. Pollack disclaims "beneficial ownership" (as such term is defined in Rule 16a-1(a) promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned by the Partnerships and the State Board.

     On October 18, 1999 sales were made on behalf of Corporate Partners, Offshore and the State Board of 424,150 shares, 30,842 shares and 45,008 shares, respectively, of Common Stock at a price of $32.0000 per share. On October 21, 1999 sales were made on behalf of Corporate Partners, Offshore and the State Board of 424,150 shares, 30,842 shares and 45,008 shares, respectively, of Common Stock at a price of $32.8750 per share. On October 29, 1999 sales were made on behalf of Corporate Partners, Offshore and the State Board of 424,150 shares, 30,842 shares and 45,008 shares, respectively, of Common Stock at a price of $37.6875 per share.